FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 14, 2005


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1 RNS Announcement, re: Further restructuring update dated 14 January, 2005



NOT FOR DISTRIBUTION INTO AUSTRALIA, CANADA, GERMANY, ITALY, JAPAN AND THE UNITED STATES


14 January 2005


British Energy plc


Restructuring Update
Admission and placing

Further to British Energy's announcement that the agreed restructuring has become effective earlier today, the Company expects the New Shares and Warrants of British Energy Group plc and New Bonds of British Energy Holdings plc to be admitted to the Official List of the UKLA and trading on the London Stock Exchange to commence at 8.00am on 17 January 2005.

British Energy shareholders who so elected will receive one New Share and 2.1 Warrants for every 50 British Energy Ordinary or A Shares held at 6pm on 13 January 2005. British Energy shareholders who did not elect to receive their entitlement of New Shares and Warrants will instead receive the net proceeds of sale of such New Shares and Warrants. The Appendix contains further information on the terms and conditions of such sale.

This announcement is not an offer of securities for sale in the United States, and the New Shares and Warrants may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and management, as well as financial statements.


Contact:
Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01506 408 715        (Investor Relations)




                                   APPENDIX


Further information on the placing

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE DIRECTED ONLY AT PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING AND DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS AND WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHO FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, AS AMENDED (THE "ORDER") OR ARE PERSONS WHO FALL WITHIN ARTICLE 49(2)(a) TO (d) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER OR TO WHOM THEY MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

The New Shares and Warrants, totalling approximately 3.9 million New Shares and
8.1 million Warrants (the "Placing Securities") will, in accordance with the Members' Scheme, be sold through the market by HSBC Bank plc ("HSBC") in the normal way, for settlement through CREST. Otherwise the sale will be conducted in the way and at a time that HSBC determines as most likely to achieve the best price reasonably available.

Relevant Persons choosing to participate in the placing ("Placees") will be deemed to have read and understood this Appendix in its entirety and each such Placee shall be deemed to represent, warrant and acknowledge that:

1. the Placing Securities are being acquired for investment or such Placee's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof; and such Placee does not have any contract, undertaking, agreement or arrangement with any person in the United States to sell, transfer or grant participations to such person or to any third person, with respect to any of the Placing Securities;

2. such Placee is outside of the United States;

3. the Placing Securities are only being sold pursuant to offers and sales that occur outside the United States in compliance with and subject to the requirements of Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"); and

4. it and any person acting on its behalf is entitled to acquire the Placing Securities under the laws of all relevant jurisdictions and that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to this participation and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this announcement) and will honour such obligations.

This announcement and Appendix do not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for Placing Securities in any jurisdiction where it would be unlawful to do so including, without limitation, the United Kingdom, the United States, Australia, Canada, Germany, Italy or Japan. This announcement and the information contained herein is not for publication or distribution, directly or indirectly, to persons in the United States, Australia, Canada, Germany, Italy, Japan or in any jurisdiction in which such publication or distribution is unlawful.

The Placing Securities referred to in this announcement have not been and will not be registered under the Securities Act and are being offered and sold outside the United States in accordance with Regulation S under the Securities Act. Any public offering of the Placing Securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and management, as well as financial statements.

The distribution of this announcement and the placing and/or issue of the Placing Securities in certain jurisdictions may be restricted by law. No action has been taken by British Energy Group plc or HSBC that would permit an offer of such Placing Securities or possession or distribution of this announcement or any other offering or publicity material relating to such Placing Securities in any jurisdiction where action for that purpose is required. Persons to whose attention this announcement is drawn are required by British Energy Group plc and HSBC to inform themselves about and to observe any such restrictions.

HSBC Bank plc is advising British Energy plc, British Energy Group plc and British Energy Holdings plc and no one else in connection with the Restructuring, admission to the Official List of the UKLA and the placing and will not be responsible to anyone other than British Energy plc, British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to the Restructuring, admission to the Official List of the UKLA and the placing.


END

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 14, 2005                     BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations